

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2011

Nerium Biotechnology, Inc.
11467 Huebner Road, Suite 175
San Antonio, Texas, 78230

> **Re:** **Nerium Biotechnology, Inc.**
> **Form 20-FR12G/Amendment No. 2**
> **Filed February 7, 2011**
> **File No. 000-54051**

Dear Mr. Knocke:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management Discussion and Analysis of Financial Condition and Results of Operations
Three Months ending September 30, 2010 compared to three months ended September 30, 2009, page 27

1. Your gross margins have had significant fluctuations over the last three quarters ranging from 83% in the second quarter 2010 to 47% in the third quarter 2010. You disclosed in MD&A for each quarter that sales prices per unit have decreased and cost of sales increased as a result of increased vial sales. It is unclear how the reduction of price per unit and the increase in vial sales has created such a disparity in margins each quarter of 2010, specifically an increase in margins in the 2nd quarter 2010 to 83%. Please revise disclosure to discuss and quantify the specific factors that lead to the increased margins in the 2nd quarter 2010, the decreased margins in the 3rd quarter 2010, as well as the reasons for the decreases in margins compared to the corresponding periods in 2009.

Results of Operations, page 30

2. We acknowledge your response to comment 9. If you no longer keep track of your research and development cost by product, disclose that fact and provide other

quantitative or qualitative disclosure that indicates the amount of the company's resources being used on the projects. Otherwise, revise your discussion to separately quantify the research and development expenses incurred on each product during each of the periods presented.

Results of Operations for the Year Ending December 31, 2009, page 38

3. We acknowledge your response to comment 13. Please revise your disclosure to quantify the amount of Anvirzel that is expired at each balance sheet date. In addition, please revise your inventory accounting policy to discuss the prohibitions on writing off inventory under Honduran law and how you account for and value the expired inventory recorded on your books that have not received the proper approvals for disposal.

*   *   *

You may contact at Keira Ino at 202-551-3569 or Melissa Rocha at 202-551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Sebastian Gomez Abero at 202-551-3578 or Daniel Greenspan at 202-551-3623 with any other questions.

Sincerely,

Jeff Riedler
Assistant Director

cc: Hank Vanderkam, Esq.
        Vanderkam & Associates